

January 28, 2013

Via E-mail
Mr. Frank G. Vitrano
Senior Executive Vice President,
Chief Financial Officer and Chief Administrative Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

Re: **Rite Aid Corporation**
                   Form 10-K for the Fiscal Year Ended March 3, 2012
                   Filed April 24, 2012
                   File No. 001-05742

Dear Mr. Vitrano:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filings.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 71

1. For your third party pharmacy sales, you indicate that you recognize revenue from the sale of prescription drugs when the prescription is filled, which is or approximates when the retail customer picks up the prescription. Please substantiate for us how your policy complies with GAAP by referencing the authoritative literature that supports your accounting. In your response, at a minimum, please specifically address the following concerns:
   - Please clarify what you mean by the prescription being filled. Explain whether there is anything more involved than a pharmacist or technician extracting bulk drug and packaging the prescribed quantity into an individual vial and applying a customized label to that vial.

- To the extent that you recognize revenue upon the packaging of a prescription for customer pick-up, please address the following:
  - Explain why it is appropriate to recognize revenue before delivery to the customer.
  - Explain when you are entitled to bill the customer's insurance carrier for the prescription. If not until the prescription is actually delivered to the customer, please explain how you reflect the associated receivable on your balance sheet before the amount is actually billed.
  - Explain when you are entitled to bill the customer for his/her co-pay, if any.
  - Explain when you record the associated cost of sale.
  - Tell us the amount of revenue recorded at the end of each of the last three years for prescriptions filled but not yet picked-up by customers.
  - Tell us how you consider abandoned prescriptions in your revenue recognition policy.
  - Tell us your policy for determining when a filled prescription is considered abandoned (i.e. after how many days it is determined abandoned). Also tell us the cost of filled prescriptions abandoned for each period presented and where in your consolidated statement of operations you classify abandoned prescriptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant